UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN Life Science Co., Ltd.

(Dohwa-dong), 45 Mapo-daero, Mapo-gu

Seoul, Korea 121-716

+82-2-707-9742

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102	Page 2 of 7 Pages

1.	Name of reporting person ILJIN Life Science Co., Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization South Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,732,138*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,732,138*
11.	Aggregate amount beneficially owned by each reporting person 4,732,138*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 8.94%**
14.	Type of reporting person CO

*	Consists of: (i) 4,586,605 common shares (“Common Shares”) of Aurinia Pharmaceuticals Inc. (the “Issuer”) held by ILJIN Life Science Co., Ltd. (“ILJIN Life Science”); and (ii) 145,533 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days.

**	Based on: (i) 52,808,235 Common Shares issued and outstanding as of December 28, 2016, as reported to the Reporting Persons by the Issuer, plus (ii) 145,533 Common Shares underlying warrants held by ILJIN Life Science that are exercisable within 60 days, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN Life Science pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 3 of 7 Pages

1.	Name of reporting person ILJIN SNT Co., Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization South Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,020,272*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,020,272*

11.	Aggregate amount beneficially owned by each reporting person 9,020,272*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 16.64%**
14.	Type of reporting person CO

*	Consists of: (i) 3,028,248 Common Shares of the Issuer held by ILJIN SNT Co., Ltd. (f/k/a Cheoin Leisure Co., Ltd.) (“ILJIN SNT”); (ii) 1,259,886 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days; (iii) 4,586,605 Common Shares of the Issuer held by ILJIN Life Science; and (iv) 145,533 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days.

**	Based on: (i) 52,808,235 Common Shares issued and outstanding as of December 28, 2016, as reported to the Reporting Persons by the Issuer, plus (ii) 1,259,886 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days, plus (iii) 145,533 Common Shares underlying warrants held by ILJIN Life Science that are exercisable within 60 days, of which (ii) and (iii) are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 4 of 7 Pages

1.	Name of reporting person Chin Kyu Huh
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO – other
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or place of organization South Korea
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,020,272*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,020,272*
11.	Aggregate amount beneficially owned by each reporting person 9,020,272*
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 16.64%**
14.	Type of reporting person IN

*	Consists of: (i) 4,586,605 Common Shares of the Issuer held by ILJIN Life Science; (ii) 145,533 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days; (iii) 3,028,248 Common Shares of the Issuer held by ILJIN SNT; and (iv) 1,259,886 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days.

**	Based on: (i) 52,808,235 Common Shares issued and outstanding as of June 3, 2016, as reported to the Reporting Persons by the Issuer, plus (ii) 1,259,886 Common Shares underlying warrants held by ILJIN SNT that are exercisable within 60 days, plus (iii) 145,533 Common Shares underlying warrants held by ILJIN Life Science that are exercisable within 60 days, of which (ii) and (iii) are treated as issued and outstanding only for the purpose of computing the percentage ownership of Mr. Huh pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 05156V102	Page 5 of 7 Pages

ITEM 1.	SECURITIES AND ISSUER.

This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed with the Securities & Exchange Commission (the “SEC”) on behalf of (i) ILJIN Life Science Co., Ltd. (“ILJIN Life Science”); (ii) ILJIN SNT Co., Ltd. (f/k/a Cheoin Leisure Co., Ltd.) (“ILJIN SNT”); and (iii) Chin Kyu Huh (each, a “Reporting Person”, and collectively, the “Reporting Persons”), relating to the common shares, no par value (the “Common Shares”), of Aurinia Pharmaceuticals Inc. (the “Issuer”). This Amendment amends and supplements the initial statement on Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the SEC on July 5, 2016. Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) – (b)

The Common Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s cover sheet and in Item 5 below. ILJIN SNT is the owner of 100% the issued and outstanding common shares of ILJIN Life Science. Mr. Huh is the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT. Mr. Huh is the Chief Executive Officer and a director of ILJIN Life Science. Mr. Huh is responsible for voting and dispositive decisions of ILJIN Life Science and ILJIN SNT. Accordingly, Mr. Huh may be deemed to have investment and voting control over the Common Shares held by ILJIN Life Science and ILJIN SNT.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 28, 2016, the Issuer closed its previously announced US$28.75 million financing (including US$3.75 million pursuant to an exercise of the underwriter’s over-allotment option), for the sale of 12,777,775 units (“Units”) of the Issuer at a price of US$2.25 per Unit (the “Offering”). Each Unit consists of one Common Share of the Issuer and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at the exercise price of US$3.00 per Share for a period of 5 years after the closing of the offering. ILJIN SNT acquired 1,333,333 Common Shares and 666,667 Warrants in the Offering, for a total purchase price of US$2,999,999.25. The source used to make the purchase was funds available to ILJIN SNT from cash on hand.

CUSIP No. 05156V102	Page 6 of 7 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b)

The aggregate number of Common Shares beneficially owned by ILJIN Life Science as of the date hereof is 4,732,138. This consists of: (i) 4,586,605 Common Shares of the Issuer held by ILJIN Life Science and (ii) 145,533 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days.

The aggregate number of Common Shares beneficially owned by ILJIN SNT as of the date hereof is 9,020,272. This consists of: (i) 3,028,248 Common Shares of the Issuer held by ILJIN SNT; (ii) 1,259,886 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days; (iii) 4,586,605 Common Shares of the Issuer held by ILJIN Life Science; and (iv) 145,533 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days. ILJIN SNT may be deemed to have voting and dispositive power and, therefore, beneficial ownership, over the Common Shares and Warrants held by ILJIN Life Science by virtue of its ownership of 100% of the common shares of ILJIN Life Science.

The aggregate number of Common Shares beneficially owned by Mr. Huh as of the date hereof is 9,020,272. This consists of: (i) 3,028,248 Common Shares of the Issuer held by ILJIN SNT; (ii) 1,259,886 Common Shares issuable to ILJIN SNT upon the exercise of outstanding warrants that are exercisable within 60 days; (iii) 4,586,605 Common Shares of the Issuer held by ILJIN Life Science; and (iv) 145,533 Common Shares issuable to ILJIN Life Science upon the exercise of outstanding warrants that are exercisable within 60 days. ILJIN SNT is the owner of 100% the issued and outstanding common shares of ILJIN Life Science. Mr. Huh is the indirect owner of 100% of the issued and outstanding common shares of ILJIN SNT. Mr. Huh is the Chief Executive Officer and a director of ILJIN Life Science. Mr. Huh is responsible for voting and dispositive decisions of ILJIN Life Science and ILJIN SNT. Accordingly, Mr. Huh may be deemed to have investment and voting control over the Common Shares and Warrants held by ILJIN Life Science and ILJIN SNT. Mr. Huh does not directly own any Common Shares or Warrants of the Issuer.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Amendment. Such percentage was calculated based on (i) 52,808,235 Common Shares issued and outstanding as of December 28, 2016, as reported to the Reporting Persons by the Issuer, plus (ii) the number of Common Shares issuable to each Reporting Person upon the exercise of outstanding warrants that are exercisable within 60 days.

Except as disclosed in this Amendment, none of the Reporting Persons beneficially owns any Common Shares or has the right to acquire any Common Shares or Warrants.

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Other than pursuant to the Offering, the Reporting Persons have not effected any transactions in the Common Shares or Warrants during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares or Warrants beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. 05156V102	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     January 5, 2017

/s/ Chin Kyu Huh
Chin Kyu Huh

ILJIN LIFE SCIENCE CO., LTD.

By:	/s/ Chin Kyu Huh
Name: Chin Kyu Huh
Title: Chief Executive Officer

ILJIN SNT CO., LTD.

By:	/s/ Gyu Oan Choi
Name: Gyu Oan Choi
Title: Chief Executive Officer